UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF TH
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-03610

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ALCOA SAVINGS PLANS FOR BARGAINING, NON-BARGAINING AND
SUBSIDIARY AND AFFILIATE EMPLOYEES
Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees
Index
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Alcoa Benefits Management Committee for the
Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining
Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees (the "Plans") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans' management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 16, 2006

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Individual Plan Net Assets Available for Benefits
December 31, 2005

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan	Total (Unaudited)
Assets				
Plan's value of interest in Master Trust				
Alcoa Stock Fund	$ 279,107,364	$ 609,854,094	$ 115,027,474	$ 1,003,988,932
Other investments	584,134,283	1,643,898,973	790,434,340	3,018,467,596
Total value of interest in Master Trust	863,241,647	2,253,753,067	905,461,814	4,022,456,528
Loans to participants	30,620,740	27,488,491	26,499,457	84,608,688
Net assets available for benefits	$ 893,862,387	$ 2,281,241,558	$ 931,961,271	$ 4,107,065,216

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statements of Individual Plan Net Assets Available for Benefits
December 31, 2004

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan	Total (Unaudited)
Assets				
Plan's value of interest in Master Trust				
Alcoa Stock Fund	$ 315,536,304	$ 770,742,898	$ 112,520,116	$ 1,198,799,318
Other investments	546,316,619	1,614,483,030	723,922,408	2,884,722,057
Total value of interest in Master Trust	861,852,923	2,385,225,928	836,442,524	4,083,521,375
Loans to participants	31,595,928	30,750,505	27,180,776	89,527,209
Net assets available for benefits	$ 893,448,851	$ 2,415,976,433	$ 863,623,300	$ 4,173,048,584

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non–Bargaining Employees and
Alcoa Savings Plan for Subsidiary and Affiliate Employees
Statements of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2005

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan	Total (Unaudited)
Additions				
Contributions				
Alcoa Stock Fund				
Participant	$ 10,468,314	$ 7,897,790	$ 4,304,803	$ 22,670,907
Employer	16,646,231	33,817,467	29,192,379	79,656,077
Other investments				
Participant	42,189,888	46,163,579	48,755,321	137,108,788
	69,304,433	87,878,836	82,252,503	239,435,772
Net investment (loss) income from Master Trust investments				
Alcoa Stock Fund	(12,831,554)	(40,200,364)	(5,202,928)	(58,234,846)
Other investments	32,821,016	97,315,080	43,587,907	173,724,003
Total investment income from Master Trust investments	19,989,462	57,114,716	38,384,979	115,489,157
Total additions	89,293,895	144,993,552	120,637,482	354,924,929
Deductions				
Benefit payments to participants	(83,996,553)	(233,699,120)	(80,312,496)	(398,008,169)
Net increase (decrease) before Plan transfers	5,297,342	(88,705,568)	40,324,986	(43,083,240)
Plan transfers				
Transfer to AFL Telecommunications LLC Savings and Incentive Plan (Note 5)	(286,489)	(12,941,444)	(9,672,195)	(22,900,128)
Transfers (to) from plans	(4,597,317)	(33,087,863)	37,685,180	-
Net increase (decrease)	413,536	(134,734,875)	68,337,971	(65,983,368)
Net assets available for benefits				
Beginning of year	893,448,851	2,415,976,433	863,623,300	4,173,048,584
End of year	$ 893,862,387	$ 2,281,241,558	$ 931,961,271	$ 4,107,065,216

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and the Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary and Affiliate Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a Master Trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, Mellon Bank, N.A. ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for Company contributions. Plan documents, which include a description of eligibility and vesting requirements, are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and Company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees of locations that participate in the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary and Affiliate Plan are immediately eligible for plan participation. The Alcoa Bargaining Plan is available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Hourly employees must also complete a stated probationary period under the collective bargaining agreement. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is 100% vested in Company contributions after three years of employment.

Employee Contributions

Non-highly compensated employees of the Plans may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate.

Highly compensated employees of the Plans may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Certain eligible employees of the Plans can contribute from 0% to 50% in 10% increments of their variable pay, as defined in the Plan documents, up to a maximum of $1,500 per year as a separate pre-tax contribution.

Certain eligible collective bargained employees can direct their negotiated deferrals, as defined in the Plan documents, to their Plan accounts as a separate pre-tax contribution.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Employer Contributions
For the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary and Affiliate Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. Company match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The employer match for the Plans is contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code Section 409. Participants fully vest in the Company's matching contributions in the Alcoa Stock Fund upon three years of service with the Company. Upon vesting, the participant is permitted to transfer the matching contribution into other investments within the Plan. At December 31, 2005, $7,275,653 of unvested matching contributions were included within the Alcoa Stock Fund. The Company does not match variable pay or negotiated deferral contributions.

Participant Loans
Participants may borrow from their individual account balances in the Plans. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account balance and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is taken out.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant with a vested account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
The employer contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future Company contributions. Total forfeitures that reduced employer contributions and plan expenses in 2005 were $550,533 in the Alcoa Non-Bargaining Plan, $125,975 in the Alcoa Bargaining Plan and $519,636 in the Alcoa Subsidiary and Affiliate Plan.

Risks and Uncertainties
The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of individual plan net assets available for benefits.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans, subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plans are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The fair value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions, allocated investment loss and administrative expenses.

The following summarizes the investment valuation policies of the Master Trust:

The Fixed Income Fund investment option of the Master Trust includes guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") that are valued at contract value and at quoted market prices for publicly traded fixed interest obligations. GICs and SICs held in this fund are fully benefit responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Contract value represents cost plus reinvested earnings. GICs provide a fixed rate of return for the life of the contract. SICs operate similar to GICs, except that the underlying assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. GICs and SICs generally provide for the full repayment of principal and interest; however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its contract value, may be repaid (a "Market Value Adjustment"). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Investments in Alcoa stock within the Alcoa Stock Fund are valued at the average of the high and low market price on the last business day of the year.

The Schwab Personal Choice Retirement Account ("PCRA") is a self-directed brokerage account that allows participants to select and manage investments from a variety of options not directly available in the Plans. Investments held in the brokerage accounts are valued at their closing market prices.

Investments within the various mutual funds of the Master Trust are valued at the closing net asset value of the respective mutual fund.

Allocation of Investment Income
The individual Plans participate in the funds within the Master Trust through the purchase and sale of fund units, which are valued daily. The individual Plans' interest in Master Trust investment income, as reflected in the Statements of Changes in Individual Plan Net Assets Available for Benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividend and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Fixed Income Fund investment management fees and the Alcoa Stock Fund fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

All funds in the Plans, except for the Fixed Income Fund and Alcoa Stock Fund, are mutual funds. Mutual funds incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). The NAVs for the mutual funds in the Plans are listed publicly, and the same NAV applies whether the mutual fund is purchased on the open market or through the Plans. Expenses charged by mutual funds include asset management and administrative fees.

Recently Issued Accounting Standards
On December 29, 2005, The Financial Accounting Standards Board ("FASB") released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* ("FSP"). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plans' financial statements for the year ending December 31, 2006. The effect of the FSP on the Plans' financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plans and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

3. Investments in Master Trust

The Plans' investments are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has an undivided interest in the Master Trust. The investments by type, including investments that represent 5% or more of the Plans' net assets, have been detailed below:

	2005		2004	
Master Trust investments				
At fair value				
Alcoa Common Stock	$ 973,390,391		$ 1,163,990,335	
Shares of Registered Investment Companies				
Investment Company of America Fund	326,007,883		337,302,306	
New Perspective Fund	220,009,255		194,741,087	
American Balanced Fund	229,500,144		272,483,227	
Vanguard Institutional Index Plus Fund	384,064,522		303,367,332	
Other Registered Investment Companies Funds	779,526,051		651,988,519	
Other investments	131,657,929		123,094,732	
	3,044,156,175		3,046,967,538	
At contract value				
Investment contracts				
AIG Financial Products	243,266,872		255,468,677	
Morgan Guaranty	243,284,772		255,492,105	
State Street Bank & Trust Company	243,284,774		255,494,758	
UBS AG	243,267,509		255,469,290	
Other contracts	5,196,426		14,629,007	
	978,300,353	(A)	1,036,553,837	(A)
Total investments in Master Trust	$ 4,022,456,528		$ 4,083,521,375	
Percent ownership of the Plans in the Master Trust				
Alcoa Non-Bargaining Plan	56.03%		58.41%	
Alcoa Bargaining Plan	21.46%		21.11%	
Alcoa Subsidiary and Affiliate Plan	22.51%		20.48%	
	100.00%		100.00%	

Certain reclassifications were made to the 2004 Investment contracts and Other investments line items in order to conform with the current year presentation.

The Master Trust investment gain for the year ended December 31, 2005 is as follows	
Net investment (loss) gain from Master Trust investments	
Investment (loss) gain	
Alcoa Common Stock	$ (79,963,426)
Shares of Registered Investment Companies	119,794,777
Other investments	(2,989,122)
	36,842,229
Interest	45,229,284
Dividends	33,417,644
Net investment gain from Master Trust investments	$ 115,489,157

(A) The estimated fair value of the investment contracts held at December 31, 2005 and 2004 approximates $961,782,589 and $1,041,415,381, respectively. The average crediting interest at December 31, 2005 and 2004 was 3.74% and 3.90%, respectively. The average yield for the year ended December 31, 2005 and 2004 was 3.87% and 4.08%, respectively.

4. Related-Party Transactions

The Plans own shares of common stock of Alcoa and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. During 2005, purchases and sales of shares of common stock of the Alcoa Stock Fund were $108,297,566 and $189,064,747, respectively. Dividends earned on 32,895,924 shares of Alcoa common stock during 2005 were $21,728,580.

As discussed in Note 2, the Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans. In 2005, certain administrative expenses including $1,336,525 for trustee, recordkeeper and financial planning fees were paid by the Company on behalf of the Plans. The Plans also invest in funds managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plans, and therefore these transactions qualify as party-in-interest transactions.

5. Plan Transfers

Effective March 31, 2005, Alcoa Fujikura, Ltd. ("AFL") completed a transaction with its partner, Fujikura, Ltd. of Japan ("Fujikura"), in which Fujikura obtained complete ownership of the AFL Telecommunications business through a share exchange by Fujikura of all of its AFL shares for all shares in AFL Telecommunications LLC, a new subsidiary. Pursuant to the agreement of sale, assets of $22,900,128 attributable to the accounts of the transferred employees were transferred to the AFL Telecommunications LLC Savings and Incentive Plan as of June 1, 2005.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by letters dated January 9, 2003 for the Alcoa Bargaining Plan and the Alcoa Non-Bargaining Plan and a letter dated August 6, 2002 for the Alcoa Subsidiary and Affiliate Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. The Plans have been amended since receiving the determination letters. However, the Plan administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statement date.

7. Subsequent Events

Effective January 1, 2006, employees of the Howmet Corporation Muskegon County Operations Union 401(k) Retirement Plan ("Howmet Plan") commenced participation in the Alcoa Bargaining Plan. Effective January 6, 2006, the Howmet Plan was merged into the Alcoa Bargaining Plan and assets of $29,944,213 were transferred into the Alcoa Bargaining Plan.

Effective December 30, 2005, employees of the Southern Graphic Systems, Inc. ("SGS") ceased participation in the Plans due to the sale of SGS. On March 15, 2006, assets of $35,743,548 were transferred to a plan established by the acquiror.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non–Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

EIN #25-0317820

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Plan	Plan Number	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
Alcoa Savings Plan for Bargaining Employees	008	Participant loans	Interest rates range from 5.00% to 11.50%; loans due at various maturity dates	$ 30,620,740
Alcoa Savings Plan for Non-Bargaining Employees	007	Participant loans	Interest rates range from 5.00% to 11.50%; loans due at various maturity dates	27,488,491
Alcoa Savings Plan for Subsidiary and Affiliate Employees	017	Participant loans	Interest rates range from 5.00% to 11.50%; loans due at various maturity dates	26,499,457
				$ 84,608,688

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plans for Bargaining, Non-Bargaining, and Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES

Joseph C. Muscari
Benefits Management Committee Member

William B. Plummer
Benefits Management Committee Member

Regina Hitchery
Benefits Management Committee Member

June 26, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-24846, 333-32516, 333-106411 and 333-128445) of Alcoa Inc. and Subsidiaries of our report dated June 16, 2006 relating to the financial statements of the Alcoa Savings Plan for Bargaining Employees, the Alcoa Savings Plan for Non-Bargaining Employees, and the Alcoa Savings Plan for Subsidiary and Affiliate Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 26, 2006